                                                                      EXHIBIT 12

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN MILLIONS)

                                        SIX MONTHS
                                      ENDED JUNE 30,                YEAR ENDED DECEMBER 31,
                                     -----------------   ---------------------------------------------
                                      1996      1995      1995      1994     1993*    1992      1991
                                     -------   -------   -------   -------   -----   -------   -------
Fixed Charges:
  Interest expense.................  $   295   $   296   $   605   $   520   $ 540   $   627   $   596
  Rental expense...................       74        81       142       170     180       187       178
                                     -------   -------   -------   -------   -----   -------   -------
     Total fixed charges before
       capitalized interest........      369       377       747       690     720       814       774
  Capitalized interest.............       --        --        --         2       5        17         3
                                     -------   -------   -------   -------   -----   -------   -------
     Total fixed charges...........  $   369   $   377   $   747   $   692   $ 725   $   831   $   777
                                      ======    ======    ======    ======   ======   ======    ======
Earnings available for fixed
  charges:
  Earnings**.......................  $   905   $   843   $ 1,979   $ 1,602   $(193)  $ 1,183   $ 1,035
  Less undistributed income in
     minority owned companies......      (62)      (63)      (90)      (54)    (51)      (52)      (70)
  Add fixed charges before
     capitalized interest..........      369       377       747       690     720       814       774
                                     -------   -------   -------   -------   -----   -------   -------
     Total earnings available for
       fixed charges...............  $ 1,212   $ 1,157   $ 2,636   $ 2,238   $ 476   $ 1,945   $ 1,739
                                      ======    ======    ======    ======   ======   ======    ======
Ratio of earnings to fixed
  charges (1)(2)...................     3.28      3.07      3.53      3.23    0.66      2.34      2.24

---------------

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations adjusted for subsequent paydowns. The discontinued operations consist of the Company's Insurance and Other Financial Services businesses and its real-estate development and third-party financing businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

  * 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

 ** Sum of "Income before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."